# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIM TECHNOLOGIES INC, CIK 0001178697
CUSIP: 83548F309
Title of class of securities: common stock, $0.001 par value
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 04/10/2025
Filed by CIK 0001932469
Persons authorized to receive notices and communications: Arthur Marcus, Esq., Sichenzia Ross Ference Carmel, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 212-930-9700; Richard F. Langan, Jr., Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000; Conrad Adkins, Esq., Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000

## Reporting persons
- AJP Holding Company, LLC (CIK 0001932469): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (30.7% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC. and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 6,324,057 shares of common stock outstanding on March 24, 2025, as reported in the Form 10-K filed by the Issuer on March 31, 2025.
- Jeffrey Wang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (30.7% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 6,324,057 shares of common stock outstanding on March 24, 2025, as reported in the Form 10-K filed by the Issuer on March 31, 2025.
- Orbic North America, LLC.: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (30.7% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 6,324,057 shares of common stock outstanding on March 24, 2025, as reported in the Form 10-K filed by the Issuer on March 31, 2025.
- Ashima Narula: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (30.7% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 6,324,057 shares of common stock outstanding on March 24, 2025, as reported in the Form 10-K filed by the Issuer on March 31, 2025.
- Parveen Narula: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (30.7% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 6,324,057 shares of common stock outstanding on March 24, 2025, as reported in the Form 10-K filed by the Issuer on March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: common stock, $0.001 par value
Name of issuer: SONIM TECHNOLOGIES INC
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, California (CA), 92121
Comment: Introductory Statement: This Amendment No. 6 (this "Amendment "), being filed by AJP Holding Company, LLC ("AJP"), Jeffrey Wang, Orbic North America, LLC ("Orbic"), Ashima Narula and Parveen Narula, the ("Reporting Persons"), amends and supplements the (i) Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 19, 2022, (ii) the Amendment No. 1 to Schedule 13D filed with the SEC on October 25, 2022, (iii) the Amendment No. 2 to the Schedule 13D filed with the SEC on January 17, 2025, (iv) the Amendment No. 3 to the Schedule 13D filed with the SEC on March 18, 2025, (v) the Amendment No. 4 to the Schedule 13D filed with the SEC on March 24, 2025, (vi) the Amendment No. 5 to the Schedule 13D filed with the SEC on March 31, 2025 (collectively, the "Schedule 13D"). This Schedule 13D relates to the shares of common stock (the "Common Stock") of Sonim Technologies Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 10, 2025, AJP on behalf of itself as a record holder of shares of common stock of the Issuer and on behalf of Orbic, sent the letter attached hereto as Exhibit 99.1, which is incorporated herein by reference, to the Issuer's Board in response to the Issuer's letter received on April 7, 2025, objecting to the purported rejection by the Issuer of AJP and Orbic's March 20, 2025 nomination proposal.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Letter to Sonim Technologies, Inc. Board of Directors, dated April 10, 2025.
Exhibit 99.2 Joint Filing Agreement among the Reporting Persons dated March 18, 2025.

## Signatures
- AJP Holding Company, LLC: /s/ Jeffrey Wang, Jeffrey Wang, Manager (04/10/2025)
- Jeffrey Wang: /s/ Jeffrey Wang, Jeffrey Wang, Individual (04/10/2025)
- Orbic North America, LLC.: /s/ Parveen Narula, Parveen Narula, Chief Executive Officer (04/10/2025)
- Ashima Narula: /s/ Ashima Narula, Ashima Narula, Individual (04/10/2025)
- Parveen Narula: /s/ Parveen Narula, Parveen Narula, Individual (04/10/2025)